                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    FOR THE THREE MONTHS ENDED MARCH 31, 2000


                                A.C.L.N. LIMITED
                              (Name of Registrant)

                                REYNDERSSTRAAT 30
                              2000 ANTWERP, BELGIUM
                    (Address of Principal Executive Offices)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F

                           FORM 20-F   X            FORM 40-F
                                    -------                  -------

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           YES                       NO   X
                              -------                  -------

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b): NOT APPLICABLE.

         Annexed hereto are (i) copies of the unaudited Condensed Consolidated Financial Statements of A.C.L.N. Limited, a Cyprus corporation (the "Company"), as of March 31 2000 and for the three month periods ended March 31, 2000 and March 31, 1999 presented in accordance with accounting principles generally accepted in the United States and (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods (the "MD&A"). The filed MD&A expands the information contained in the MD&A previously filed on the Company's Report on Form 6-K, dated October 5, 2000, related to the foregoing unaudited financial statements also previously filed in such report.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         A.C.L.N. LIMITED

DATE: October 11, 2000                   BY: /s/ Joseph J.H. Bisschops
                                        ----------------------------------
                                        NAME: Joseph J.H. Bisschops
                                        TITLE: Chairman of the Board

                                INDEX TO EXHIBITS

         Exhibit
         -------

         99.A Unaudited Condensed Consolidated Financial Statements of A.C.L.N. Limited and subsidiary as of March 31, 2000 and for the three month periods ended March 31, 2000 and March 31, 1999 presented in accordance with accounting principles generally accepted in the United States

         99.B Management's Discussion and Analysis of Financial Condition and Results of Operations